FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes      No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes      No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Presentation titled, “LNG Outlook.”

ITEM 1

LNG Outlook

Mr. Carlos Quintana
Managing Director Global LNG
Repsol YPF

23rd September 2003

DISCLAIMER

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisón Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Natural gas market is growing

•	Natural gas offers further growth potential. Natural gas will become the second fuel even without considering new technical developments

World energy consumption (Mtoe)

Source: EIA

World energy mix evolution

CAGR 2000-2020

Coal	1.6%
Oil	1.7%
Gas	2.8%
Nuclear	0.8%
Other	1.8%
World	1.9%

Source: IEA

USA and Europe will be more dependent on gas imports

•	R/P ratio in main consumption areas show the need for increasing gas imports in the future

Source: BP

Cost structure limits the development of gas reserves

•	High costs along the chain have traditionally delayed the development of stranded gas reserves for LNG projects.

But costs have been decreasing …

•	Liquefaction cost has decreased more than 60%
•	Cost of new vessels is 40% lower as a result of increased capacity in Far East, competition between shipyards and technologies. Strong demand pressure has prevented an even sharper reduction

$/Ton Liquefaction capacity	Capex vessel 135.000 m3

… and new projects have been launched

•	Developments in LNG will allow commercial exploitation of those reserves:
	•	Snowhite (Norway) directed to USA (Cove Point) and European (Spain) markets
	•	Sakhalin to Japan and possibly to USA West Coast
	•	Indonesia (Tangguh) to South Korea
	•	NWS to Far East markets and possibly to USA West Coast

LNG chain: Value source

•	Facilitates and ensures the development of equity gas

•	Cross-market arbitrage opportunities

•	Additional margins from inefficiencies and restrictions in the chain ( i.e. shipping)

•	Improves negotiating position with suppliers

•	Transportation costs optimization

•	Flexibility

•	Access to high value market

•	Integration gas/power

•	Spot opportunities

•	Facilitates hedging

Global LNG demand & supply

	•	Expected CAGR 12% for next years

	•	Strong demand in existing markets (Japan, Korea, Mediterranean, USA) and new markets (India, China, Caribbean)
Source: EIA, WoodMcKenzie

Global LNG demand & supply

	•	Expected liquefaction capacity to more than double by 2010

	•	Recent projects launched with uncommitted volumes

	•	New projects target more distant destinations
Source: EIA, WoodMcKenzie

LNG demand & supply

	•	Expected CAGR 12% for next years

	•	Strong demand in existing markets (Japan, Korea, Mediterranean, USA) and new markets (India, China, Caribbean)

	•	No excess liquefaction capacity
Source: EIA, WoodMcKenzie

Liquefaction Capacity (bcm)

LNG Demand and flows 2010 (bcm)

LNG business would follow oil business evolution

	1950-72		1973-79		Early 1980s		1986-89		From 1999s-today

•	Spot market insignificant– Predominance of term contracts	•	Spot Sales 5% of total; many traders enter the market	•	From sellers market to buyers market	•	Increase in volatility.	•	Increase in liquidity and competition inderivatives market

•	Price regulated by governments and companies	•	Increase in prices	•	Increase in non-OPEP production	•	Price collapse in 1986	•	Major oil companies restructure their refining and marketing business

•	19 producers (13 OPEP)	•	Prices linked to spot market benchmark	•	Spot sales: 30% of total	•	Netback pricing

•	Production, supplies and refining dominated by the “7 sisters”	•	Nationalization of upstream business breaks vertical integration	•	1983 – futures WTI futures in NYMEX	•	Forward futures more liquid

•	Industry with strong vertical integration					•	Major oil companies implement cost reduction programs

•	(1962-2002)	•	(2002-?)			•	(2002-?)

LNG fundamentals are changing

Likely end-game in LNG

LNG: developing market with particularities

Current LNG market - “Fractured market”:

•	Early phase of development
•	Bottlenecks along the chain (i.e. regassification capacity)
•	Higher returns in the intermediate phases of the chain (liquefaction, shipping ,regassification,)
•	First trading opportunities between markets Europe-USA- Far East

Future LNG market - “mature market”:
•	Margins concentrated in both extremes of the chain (upstream and downstream)
•	Intermediate phases of the chain pure commodity (tolling, utilities)
•	Sharp increase in market liquidity
•	Development and expansion of trading activity

Implications of a mature LNG market

•	Value accrued at the ends of the value chain (E&P, market provided) as long as efficient and liquid spot markets exist for LNG sales and shipping capacity

•	Prices in markets will be set by transportation differentials provided there are bottlenecks in the value chain

•	Common reference market(s) will exist to help players assess opportunity cost; e.g.

• Henry Hub (U.S.)

• National Balancing Point (UK)

•	LNG flows determined by minimization of opportunity costs

•	Middle East becomes swing, marginal supplier to most reference markets

•	LNG will be diverted constantly to minimize opportunity cost provided that efficient and liquid markets exist for LNG sales and shipping capacity

LNG pricing

•	LNG pricing fundamentals vary considerably between regions thereby offering arbitrage opportunities.

•	USA
	•	Prices varies according to supply demand balance and are predominantly linked to Henry Hub.
	•	Price differentials depending on LNG terminal location (e.g Lake Charles (LA) Price = Henry Hub: Cove Point (MA) Price = HH + 0,15-0,35)

•	Europe
	•	LNG prices fundamentally subject to formulas linked to oil products and crude oils that represent alternative fuel to natural gas in each market.

	•	UK price, which varies according to supply demand balance, is an exception.

•	Japan
	•	LNG price linked to a basket of imported crude oils in Japan.

Atlantic Basin LNG fundamentals

•	Europe traditionally characterized by long-term contracts with large buyers linked to large upstream and liquefaction facilities. LNG price linked to oil or oil products in rigid arrangements.

•	Recent liberalization in end user markets and competition between players is putting pressure on producers to increase flexibility (destination, reduced ToP) and to decouple price from oil-to-market fundamentals (UK)

•	Although US LNG is growing rapidly, it is still is very small compared with the natural gas market. Price determined basically by market fundamentals. Recent price peaks and reduced LNG costs is pushing LNG up in the energy mix.

•	The emergence of US as growing importer of LNG is affecting the dynamics of the Atlantic Basin market,

•	Different price fundamentals will increase trading with European volumes.

•	Distant LNG projects (Middle East) would become marginal suppliers.

Pacific Basin LNG fundamentals

•	Market characterized by long-term contracts with large buyers (traditionally Japanese and Korean utilities) linked to large upstream and liquefaction facilities in Asia Pacific and Middle East.

•	Regulated markets with small competition among players imply rigid, long-term agreements. High initial capital costs require a closed chain from producer to buyer, concerned with security of supply.

•	Recent changes in the area include:

	•	Increasing interest to develop projects with uncommitted capacity have increased competition between projects to supply new and existing markets (China, India, Taiwan), that contract LNG through open tenders.

	•	This competition combined with cost improvements in LNG operations is pushing prices down and increasing flexibility terms (destination, reduced ToP, etc)

	•	Emergence of spot and short-term markets with lower prices decoupled from oil.

Arbitrage opportunities

LNG is becoming a global market

•	Year 2002: LNG becomes global:

	•	Scenario: Strong demand resulting from cold weather worldwide combined with shutdown of nuclear power plants in Japan and a drop in US gas production

	•	All LNG available in Persian Gulf is diverted to Asian markets (Japan and Korea).

	•	Strong demand in Europe limits the possibility of diverting cargoes to US East Coast. Trinidadian LNG is the only LNG available to serve US.

RYPF LNG Position 2003 (31/12/03)

•	30% BPTT in Trinidad Tobago

•	T&T: 20% Train 1 (3.5 Mton/yr)
•	T&T: 25% Trains 2&3 (3.5 Mton/yr)

•	3 x 138.500 cm vessels
•	1 x 125.000 cm vessel
•	3 medium size vessels (70,000-85,000 cm)
•	4 small size vessels (< 50,000 cm)

•	From integrated projects (T&T): 4.2 bcm
•	From other suppliers: 11 bcm

•	25% BBG (Spain): 7 bcm/yr capacity
•	50% Ecolectrica (Puerto Rico): 2 bcm/yr capacity
•	Spanish regassification plants: Barcelona, Cartagena, Huelva (35% stake through GN sdg)
•	Spain: 11 bcm
•	USA (Lake Charles, Cove Point, Elba Island) and Dominican Republic: 4.5 bcm

Repsol YPF: LNG & natural gas chains

RYPF positioning for arbitrage and access to growing markets

LNG: Initial position

•	RYPF has a privileged position in the natural gas business with gas reserves available to supply high value markets

	•	UPSTREAM

		•	Gas reserves in Argentina, Bolivia, Venezuela, Trinidad & Tobago and North Africa, for markets in USA, Mexico, Southern Cone and Spain.

	•	UPSTREAM/MIDSTREAM

		•	Integrated projects: Trinidad &Tobago for Spanish and USA markets.
		•	LNG fleet

	•	DOWNSTREAM

		•	Strong presence in markets with high growth potential: USA, Spain, Southern Cone.

Trinidad&Tobago: Atlantic LNG

Trinidad&Tobago: Atlantic LNG (II)

•	3 trains in operation
•	Phillips Optimized Cascade technology

•	Multiple Suppliers (BP,RYPF, BG..)

•	Multiple Buyers:
BP, RYPF, BG, Tractebel,
Gas Natural sdg, Gas de
Euskadi
High value markets:
• USA
• Spain/Europe
• Caribbean
•	FOB LNG Sales
•	Arbitrage opportunities
•	Reserves available for further expansion

RYPF in Atlantic LNG

UPSTREAM
•	Acquisition of BP’s Trinidad&Tobago gas reserves (30%).

LIQUEFACTION
•	Atlantic LNG (Train 1, 20% Repsol YPF, 4 bcm/year)
•	Atlantic LNG 2/3 (Trains 2&3, 25% Repsol YPF , 8 bcm/year)
•	Atlantic LNG 4 (Train 4, 22.2% Repsol YPF, 7 bcm/year)

SHIPPING
•	To Spain, USA and other Caribbean/Central-American markets
•	Options for swaps and logistic optimization

LNG TERMINALS
•	Development of LNG regassification terminal in Bilbao (7 bcm/year)

RYPF LNG VOLUME		MARKETS
•	1.4 bcm Train 1
•	3.6 bcm Trains 2&3	Spain, USA, Caribbean
•	1.5 bcm Train 4

RYPF in Atlantic LNG: Summary (1)

Upstream
Supply
Liquefaction
Commercialization
BPTT
(30% RYPF)
15.5 bcma
Other
5.5 bcma
73%
27 %
Train 1
20%
Trains 2/3
25%
Train 4
22,2%
40%
40%
22.2%
1.4 bcm
Other
1.6 bcm
3.6 bcm
Other
5.2 bcm
1.5 bcm
Other
5.5bcm
% RYPF
21.9 %
23%
34.6%

(1) Including train 4

Spanish gas Infrastructure

Regassification: BBG

•	Capacity: Currently 400,000 cm/hr with an ongoing expansion to 800,000 cm/h (2005), equivalent to a peak of 7 bcm/yr.

•	2 LNG tanks with a capacity of 150,000 cm e/o.

•	Jetty to allow discharge of LNG tankers with a capacity up to 140,000 cm. 3 unloading arms with a total capacity of 12,000 cm/h.

BAHIA BIZKAIA GAS

LNG fleet

Repsol YPF LNG Strategy

•	Development of integrated projects

•	Capitalizing on optionalities

•	Capitalizing on potential margins across the value chain

•	Expansion in existing markets and development of new markets to leverage Integrated projects

•	Develop shipping and regassification capacity

•	Integration to final client

•	Cost reduction

•	Economies of scale

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 30, 2003	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer